Mail Stop 4561

February 20, 2009

Marc E. Chardon, President and CEO
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

      Re: **Blackbaud, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              File No. 000-50600

Dear Mr. Chadron:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Barbara C. Jacobs
                          Assistant Director